Filed Pursuant to Rule 424(b)(5)

Registration No. 333-291444

Amendment No. 1 dated November 5, 2026

To Prospectus Supplement dated October 27, 2026

(To Prospectus dated December 10, 2025)

1,599,400 Shares

Common Stock

This Amendment No. 1 to Prospectus Supplement, or this Amendment, amends the prospectus supplement of Hydrofarm Holdings Group, Inc. dated October 27, 2026 and filed with the Securities and Exchange Commission, or the Commission, on October 29, 2026, pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended, or the Prospectus Supplement, relating to the offer of 1,599,400 shares of our common stock, par value $0.0001 per share, which we refer to as our Common Stock, in a registered direct offering to certain institutional investors in a privately negotiated transaction pursuant to the Prospectus Supplement and the accompanying prospectus dated December 10, 2025, or the Base Prospectus. In a concurrent private placement, we are also selling to such investors 6,971,575 additional shares of Common Stock, or the Unregistered Shares, common stock warrants, or the Common Warrants, to purchase up to 9,210,975 shares of our Common Stock, or the Common Warrant Shares. We are also offering to purchasers whose purchase of shares of Common Stock in the concurrent private placement would otherwise result in the investor, together with its affiliates and certain related parties, beneficially owning more than 4.99% or 9.99%, at the election of the holder, of our outstanding Common Stock immediately following the consummation of the registered direct offering and the concurrent private placement, pre-funded warrants to purchase up to 640,000 shares of Common Stock, which we refer to as the Pre-Funded Warrants, in lieu of shares of Common Stock in the concurrent private placement.

This Amendment should be read in conjunction with the Prospectus Supplement and the Base Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus Supplement. This Amendment is not complete without, and may only be delivered or utilized in connection with, the Prospectus Supplement and the Base Prospectus, including any amendments or supplements thereto.

This Amendment is being filed solely to correct certain aggregate dollar amounts, per share amounts and related narrative disclosure in the section entitled "Dilution," including (i) our pro forma net tangible book value per share as of June 30, 2026, (ii) the decrease in pro forma net tangible book value per share attributable to new investors, (iii) our pro forma as adjusted net tangible book value per share as of June 30, 2026, after giving effect to this offering and the concurrent private placement, and (iv) the accretion per share to new investors purchasing shares in this offering and the concurrent private placement. For ease of reference, the section of the Prospectus Supplement under the heading “Dilution” is amended and restated in its entirety in this Amendment to reflect these corrections, and the restated section set forth below supersedes and replaces that section of the Prospectus Supplement in its entirety.

Except as expressly set forth herein, this Amendment does not amend, update or otherwise modify the Prospectus Supplement or the Base Prospectus.

Investing in our Common Stock involves risks. See “Risk Factors” on page S-8 of the prospectus supplement and in the documents incorporated by reference into the prospectus supplement before making your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

ThinkEquity

The date of this Amendment No.1 is November 5, 2026.

DILUTION

If you invest in our Common Stock in this offering, your ownership interest may be diluted or benefitted immediately to the extent of the difference between the price per share you pay in this offering and the as adjusted net tangible book value per share of our Common Stock immediately after giving effect to this offering.

Our historical net tangible book deficit as of June 30, 2026 was $(91.8) million, or $(19.07) per share of our Common Stock. Net tangible book value is total assets minus the sum of total liabilities and intangible assets. Net tangible book value per share is net tangible book value divided by the total number of shares of our Common Stock outstanding as of June 30, 2026. After giving effect to the satisfaction of our obligations under the senior secured term loan pursuant to the payoff letter and the resolution of all claims pursuant to the Agreement in consideration of the issuance of an aggregate of 27.8 million shares of our Series 1 Non-Voting Convertible Preferred Stock having a stated value of $27.8 million, our pro forma net tangible book value as of June 30, 2026 would have been $10.2 million, or $2.12 per share. Then after giving effect to (x) the sale by us of (i) shares of our Common Stock in the aggregate amount of $1.4 million at a public offering price of $0.905 per share, and (ii) shares of our Common Stock, Pre-Funded Warrants and Common Warrants in the concurrent private placement in the aggregate amount of $6.9 million, in each instance, less the estimated commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2026 would have been $16.4 million, or $1.22 per share. This represents an immediate decrease in pro forma net tangible book value compared to pro forma net tangible book value, as adjusted, of $0.90 per share to existing stockholders and an increase of $0.32 per share to investors in this offering. The following table illustrates this per share accretion.

Public offering price per share		$0.905
Pro forma net tangible book value per share as of June 30, 2026	$2.12
Decrease in pro forma net tangible book value per share attributable to new investors	(0.90)
Pro forma as adjusted net tangible book value per share as of June 30, 2026 after giving effect to this offering and in the concurrent private placement		$1.22
Accretion per share to new investors purchasing shares in this offering and in the concurrent private placement		$0.32

We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or securities convertible into our Common Stock, the issuance of these securities could result in further dilution to our stockholders.

The above discussion and table are based on 4,814,612 shares of our Common Stock outstanding as of June 30, 2026. This number excludes the following:

●	25,875 shares of Common Stock issuable upon exercise of outstanding stock options with a weighted average exercise price of $97.25 per share;
●	209,168 shares of Common Stock issuable upon vesting of outstanding restricted stock units, or RSUs;
●	137,460 shares of Common Stock issuable upon vested RSUs having a delivery deferred to a future time;
●	138,871 shares of Common Stock available for future grant under our 2020 Employee, Director and Consultant Equity Incentive Plan;
●	27,800,000 shares of Common Stock issuable upon conversion of the Series 1 Non-Voting Convertible Preferred Stock;
●	27,500,000 shares of Common Stock issuable upon exercise of the Lender Warrants at an exercise price of $0.78 per share;

●	9,210,975 Common Warrant Shares issuable upon exercise of Common Warrants issued in the concurrent private placement at an exercise price of $0.78 per share;
●	736,878 Common Warrant Shares issuable upon exercise of the Placement Agent Warrants at an exercise price of $0.78 per share; and
●	640,000 Pre-Funded Warrant Shares issuable upon exercise of Pre-Funded Warrants issued in the concurrent private placement at an exercise price of $0.0001 per share.

To the extent that options, RSUs and warrants are exercised or settle, as applicable, or other shares are issued, including shares issuable upon conversion of the Series 1 Non- Voting Convertible Preferred Stock, investors purchasing our securities in this offering may experience further dilution. In addition, we will need to raise additional capital, and, to the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to investors in this offering.

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